SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

UPM-Kymmene Corporation Company Announcement September 17, 2007 at 10:00

UPM applies for listing of the stock options 2005G

UPM applies for listing of the stock options 2005G on the stock exchange list of the OMX Nordic Exchange Helsinki starting from October 1, 2007.

The total number of stock options 2005G is 3,000,000. Each stock option entitles its holder to subscribe for one UPM-Kymmene Corporation share. In the aggregate, the stock options 2005G entitle holders to subscribe for 3,000,000 shares.

The dividends payable annually shall be deducted from the share subscription price. The current share subscription price for stock option 2005G is EUR 17.15/share. The subscription prices will be recorded in the invested non-restricted equity fund. The share subscription period with stock options 2005G will commence on 1 October 2007 and end on 31 October 2009.

Stock option 2005 terms and conditions are available on the company’s website at www.upm-kymmene.com > Investor Relations > Shares > Option programs.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

OMX Nordic Exchange Helsinki

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations